

March 25, 2014

Via E-mail
Mr. Joseph McMurry
President
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

> **Re:** **Book It Local, Inc.**
> **Form 10-K for the Year Ended August 31, 2013**
> **Filed December 18, 2013**
> **File No. 000-55022**

Dear Mr. McMurry:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your financial statements for the year ended August 31, 2012 were audited by Stan J.H. Lee, CPA, and you include its audit report in your Form 10-K. As we informed you in our letter dated August 16, 2013, effective July 30, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Stan J.H. Lee, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Lee.pdf

As Stan J.H. Lee, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. Since Stan J.H. Lee, CPA audited a year that you are required to include in your filings with the Commission, you should amend your Form 10-K and have a firm that is registered with the PCAOB re-audit the year ended August 31, 2012.

Item 9A. Controls and Procedures, page 11

2. When you amend your Form 10-K to file your re-audited financial statements, describe the effect of the erroneous inclusion of Stan J.H. Lee's audit report in your Form 10-K on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the amendment, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director